June 12, 2018

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Corporación Andina de Fomento—Registration Statement under Schedule B

Ladies and Gentlemen:

On behalf of Corporación Andina de Fomento (“CAF”), we hereby transmit electronically for filing under the Securities Act of 1933, as amended, a Registration Statement of CAF under Schedule B (the “Registration Statement”), including exhibits thereto.

If you should have any questions with respect to this filing, please do not hesitate to contact the undersigned at (202) 956-7510, or Paul J. McElroy at (202) 956-7550.

Sincerely,

/s/ Robert S. Risoleo

(Enclosures)

cc:	Gabriel Felpeto

Octavio Rosselli

(Corporación Andina de Fomento)

Paul J. McElroy

(Sullivan & Cromwell LLP)